

March 21, 2014

George J. Zornada, Esq.
K & L Gates LLP
One Lincoln Street
Boston, MA 02111

Re: The Endowment PMF Master Fund, L.P., File No. 811-22940
        PMF Fund, L.P., File No. 811-22941
        PMF TEI Fund, L.P., File No. 811-22942

Dear Mr. Zornada:

        On February 20, 2014, you filed registration statements on Form N-2 on behalf of The
Endowment PMF Master Fund, L.P. (the "Master Fund"), PMF Fund, L.P. (the "PMF Fund"),
and PMF TEI Fund, L.P. (the "TEI Fund" and, with the Master Fund and the PMF Fund, the
"Funds") in connection with the registration of the Funds, pursuant to the Investment Company
Act of 1940 (the "Investment Company Act"). We have reviewed the registration statements,
and have provided our comments below. For convenience, we generally organized our
comments using headings, defined terms, and page numbers from the registration statements.
Where a comment is made in one location of a registration statement, it is applicable to all
similar disclosure appearing elsewhere in the registration statements.

The Endowment PMF Master Fund, L.P.

PROSPECTUS

Item 3 — Fee Table (Page 1)

1.   Please delete the caption "Total Annual Fund Operating Expenses" from the Fee Table.
See Item 3.1 of Form N-2. Also, since the Fee Table expenses are not reduced by a contractual
waiver/reimbursement agreement, please delete any reference to the agreement in the Fee Table
and the accompanying notes.

Item 8 — General Description of the Registrant (Page 2)

2.   The third paragraph of this section states that the Master Fund's investment objective involves the management of a portfolio of underlying investment funds ("Investment Funds"). Please describe in this section the specific types of Investment Funds that are included in the Master Fund (e.g., hedge funds), and provide examples of the types of investments held by these Investment Funds.

General Risks — Ability to Borrow (Page 4)

3.   Please disclose the expenses related to borrowing in a line item captioned "Interest Payments on Borrowed Funds" in the Fee Table. See Item 3.1 of Form N-2.

Special Risks of the Fund of Funds Structure — Indemnification of Investment Funds and Investment Managers (Page 9)

4.   This section states that the Master Fund may agree to indemnify the Investment Funds and the investment managers of the Investment Funds and their officers, directors, and affiliates from any liability, damage, cost, or expense arising out of acts or omissions relating to the offer or sale of limited partnership interests ("Interests"). Please explain to us why it is appropriate for the Master Fund to indemnify all such parties.

Investment Related Risks — High Yield Debt; Distressed Debt (Page 11)

5.   This section describes the risks associated with junk bond investments. Please include the term "speculative" in describing the investment characteristics of these securities.

Item 9.1(a) — "Management of the Master Fund - The Board of Directors" (Page 26)

6.   The second paragraph of this section states that "Partners holding at least 20% of the Master Fund's Interests may nominate a Director to fill a vacancy." However, disclosure in the *Nominating Committee* section on page 35 of the prospectus states that the Nominating Committee, which comprises all Independent Directors, "recommends nominations for membership on the Board" and "is solely responsible for the selection and nomination of potential candidates to serve on the Board," and also states that "[o]nly Independent Directors may nominate other Independent Directors." Please revise the disclosures in this section and on page 35 of the prospectus to provide clear and consistent disclosures of the Nominating Committee's responsibility regarding the nomination of directors, and the ability of partners to nominate directors.

Additional Investment Policies — Fundamental Policies (Page 31)

7.   The second fundamental policy described in this section provides that the Master Fund may invest in Investment Funds that concentrate in one or more industries, but that it will not

invest 25% or more of the value of its assets in Investment Funds that focus on investing in any single industry or group of related industries. Please add disclosure indicating that the Fund will consider the concentration of Investment Funds when determining compliance with its concentration policy. In our view, although the Master Fund may invest in Investment Funds which concentrate, the Master Fund may not ignore the concentration of Investment Funds when determining whether the Master Fund is in compliance with its own concentration policy. For example, it would be a violation of the Master Fund's concentration policy for the Master Fund to invest all its assets in Investment Funds that the Fund knows concentrate in a particular industry or group of related industries.

PMF Fund, L.P. and PMF TEI Fund, L.P.

PROSPECTUS

Summary — The Funds (Page i)

8.   This section states that PMF Fund invests its assets directly in the Master Fund, while the TEI Fund invests its assets in the Offshore Fund, which in turn invests in the Master Fund. Please describe in this section the specific types of investment vehicles held by the Master Fund (e.g., hedge funds), and provide examples of the types of investments held by these investment vehicles.

Summary — Risk Factors (page v)

9.   See Comment 4 above.

Summary of Fund Expenses (Page 1)

10.   See Comment 1 above.

Borrowing by the Funds and the Master Fund (Page 6)

11.   Please disclose in a line item captioned "Interest Payments on Borrowed Funds" in the Fee Table of the PMF Fund the interest payments related to borrowing by both the Master Fund and the PMF Fund. Also, please provide a similar disclosure in the Fee Table of the TEI Fund, and disclose the interest payments related to borrowing by the Master Fund, the TEI Fund, and the Offshore Fund. See Item 3.1 of Form N-2.

Additional Investment Policies — Fundamental Policies (Page 8)

12.   See Comment 7 above.

GENERAL COMMENTS

13.   As you know, we have concerns regarding whether HarbourVest-Origami should be considered a third-party bidder for purposes of the PMF tender offers filed on February 20, 2014. We have received your analysis of this issue, which you provided to us in a letter dated March 17, 2014. We are continuing to discuss this matter with the Division of Corporation Finance, and may have further comments based on these ongoing discussions.

14.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statements.

15.   Responses to this letter should be in the form of amendments filed pursuant to the Investment Company Act. Where no change will be made in the filings in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

16.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds' disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

        Notwithstanding our comments, the Funds should furnish a letter acknowledging that the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

        Should you have any questions prior to filing amendments, please feel free to contact me at (202) 551-6959.

                                        Sincerely,

                                        /s/ Edward P. Bartz

                                        Edward P. Bartz
                                        Senior Counsel